November 4, 2016

CONFIDENTIAL

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Reynolds:

On behalf of our client, Coca-Cola West Co., Ltd. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to a business integration of the Company with Coca-Cola East Japan Co., Ltd. through a share exchange. Subject to the resolution of the Staff’s comments on the Registration Statement, the Company aims to have the Registration Statement go effective in mid-February 2017.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933 and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for foreign private issuers, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at klebrun@shearman.com, +81-3-5251-0203, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81-3-5251-0210.

Thank you for your time and attention.

Very truly yours, /s/ Kenneth J. Lebrun

Kenneth J. Lebrun
Partner

Enclosures

cc:	Mr. Tamio Yoshimatsu, Representative Director and President of Coca-Cola West Co., Ltd.